SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934

(Amendment No. 2)*

Memorial Production Partners LP

(Name of Issuer)

Common units representing limited partnership interests

(Title of Class of Securities)

586048 100

(CUSIP Number)

John A. Weinzierl

Memorial Production Partners GP LLC

1301 McKinney, Suite 2100

Houston, Texas 77010

(713) 588-8300

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

November 19, 2013

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-l(f) or 240.13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7(b) for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP Number 586048 100

1	Names of Reporting Persons Memorial Resource Development LLC
2	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☒ (b) ☐
3	SEC Use Only
4	Source of Funds (See Instructions) OO
5	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power: 0(1)
	8	Shared Voting Power: 0
	9	Sole Dispositive Power: 0(1)
	10	Shared Dispositive Power: 0
11	Aggregate Amount Beneficially Owned by Each Reporting Person 0(1)
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13	Percent of Class Represented by Amount in Row (11) 0% (1)(2)
14	Type of Reporting Person (See Instructions) OO (Limited Liability Company)

(1)	Memorial Resource Development LLC (“Memorial Resource”) holds 5,360,912 subordinated units representing limited partner interests in the Issuer, which may be converted into an equal number of common units subject to the terms and conditions of the Partnership Agreement (as defined herein). Memorial Resource is the indirect beneficial owner of the 0.1% general partner interest in the Issuer.
(2)	See Item 5 for additional information.

1	Names of Reporting Persons Natural Gas Partners VIII, L.P.
2	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☒ (b) ☐
3	SEC Use Only
4	Source of Funds (See Instructions) OO
5	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power: 0
	8	Shared Voting Power: 0(1)
	9	Sole Dispositive Power: 0
	10	Shared Dispositive Power: 0(1)
11	Aggregate Amount Beneficially Owned by Each Reporting Person 0(1)
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13	Percent of Class Represented by Amount in Row (11) 0% (1)(2)
14	Type of Reporting Person (See Instructions) PN

(1)	Memorial Resource Development LLC (“Memorial Resource”) holds 5,360,912 subordinated units representing limited partner interests in the Issuer, which may be converted into an equal number of common units subject to the terms and conditions of the Partnership Agreement (as defined herein). Memorial Resource is the indirect beneficial owner of the 0.1% general partner interest in the Issuer. Memorial Resource is owned by Natural Gas Partners VIII, L.P. (“NGP VIII”), Natural Gas Partners IX, L.P. and NGP IX Offshore Holdings, L.P. NGP VIII owns an approximate 50.3% membership interest in Memorial Resource and, together with Natural Gas Partners IX, L.P. and NGP IX Offshore Holdings, L.P., appoints all of the managers to the board of managers of Memorial Resource. NGP VIII may be deemed to share voting and dispositive power over the reported securities of Memorial Resource; thus, NGP VIII may also be deemed to be the beneficial owner of the reported securities of Memorial Resource. NGP VIII disclaims beneficial ownership of the reported securities of Memorial Resource in excess of its pecuniary interest in the securities.
(2)	See Item 5 for additional information.

1	Names of Reporting Persons Natural Gas Partners IX, L.P.
2	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☒ (b) ☐
3	SEC Use Only
4	Source of Funds (See Instructions) OO
5	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power: 0
	8	Shared Voting Power: 0(1)
	9	Sole Dispositive Power: 0
	10	Shared Dispositive Power: 0(1)
11	Aggregate Amount Beneficially Owned by Each Reporting Person 0(1)
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13	Percent of Class Represented by Amount in Row (11) 0% (1)(2)
14	Type of Reporting Person (See Instructions) PN

(1)	Memorial Resource Development LLC (“Memorial Resource”) holds 5,360,912 subordinated units representing limited partner interests in the Issuer, which may be converted into an equal number of common units subject to the terms and conditions of the Partnership Agreement (as defined herein). Memorial Resource is the indirect beneficial owner of the 0.1% general partner interest in the Issuer. Memorial Resource is owned by Natural Gas Partners VIII, L.P., Natural Gas Partners IX, L.P. (“NGP IX”) and NGP IX Offshore Holdings, L.P. NGP IX owns an approximate 47.3% membership interest in Memorial Resource and, together with Natural Gas Partners VIII, L.P. and NGP IX Offshore Holdings, L.P., appoints all of the managers to the board of managers of Memorial Resource. NGP IX may be deemed to share voting and dispositive power over the reported securities of Memorial Resource; thus, NGP IX may also be deemed to be the beneficial owner of the reported securities of Memorial Resource. NGP IX disclaims beneficial ownership of the reported securities of Memorial Resource in excess of its pecuniary interest in the securities.
(2)	See Item 5 for additional information.

1	Names of Reporting Persons NGP IX Offshore Holdings, L.P.
2	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☒ (b) ☐
3	SEC Use Only
4	Source of Funds (See Instructions) OO
5	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power: 0
	8	Shared Voting Power: 0(1)
	9	Sole Dispositive Power: 0
	10	Shared Dispositive Power: 0(1)
11	Aggregate Amount Beneficially Owned by Each Reporting Person 0(1)
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13	Percent of Class Represented by Amount in Row (11) 0% (1)(2)
14	Type of Reporting Person (See Instructions) PN

(1)	Memorial Resource Development LLC (“Memorial Resource”) holds 5,360,912 subordinated units representing limited partner interests in the Issuer, which may be converted into an equal number of common units subject to the terms and conditions of the Partnership Agreement (as defined herein). Memorial Resource is the indirect beneficial owner of the 0.1% general partner interest in the Issuer. Memorial Resource is owned by Natural Gas Partners VIII, L.P., Natural Gas Partners IX, L.P. and NGP IX Offshore Holdings, L.P. (“NGP IX Offshore”). NGP IX Offshore owns an approximate 2.4% membership interest in Memorial Resource and, together with Natural Gas Partners VIII, L.P. and Natural Gas Partners IX, L.P., appoints all of the managers to the board of managers of Memorial Resource. NGP IX Offshore may be deemed to share voting and dispositive power over the reported securities of Memorial Resource; thus, NGP IX Offshore may also be deemed to be the beneficial owner of the reported securities of Memorial Resource. NGP IX Offshore disclaims beneficial ownership of the reported securities of Memorial Resource in excess of its pecuniary interest in the securities.
(2)	See Item 5 for additional information.

1	Names of Reporting Persons Memorial Production Partners GP LLC
2	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☒ (b) ☐
3	SEC Use Only
4	Source of Funds (See Instructions) OO
5	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power: 0
	8	Shared Voting Power: 0
	9	Sole Dispositive Power: 0
	10	Shared Dispositive Power: 0
11	Aggregate Amount Beneficially Owned by Each Reporting Person 0
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13	Percent of Class Represented by Amount in Row (11) 0.0% (1)
14	Type of Reporting Person (See Instructions) OO (Limited Liability Company)

(1)	Memorial Production Partners GP LLC, the sole general partner of the Issuer (the “General Partner”), owns 61,300 general partner units representing a 0.1% general partner interest in the Issuer, as well as incentive distribution rights in the Issuer, entitling the General Partner to receive increasing percentages of quarterly distributions in excess of specified amounts.

1	Names of Reporting Persons Kenneth A. Hersh
2	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☒ (b) ☐
3	SEC Use Only
4	Source of Funds (See Instructions) OO
5	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization United States of America
Number of Shares Beneficially Owned by each Reporting Person With	7	Sole Voting Power: 0
	8	Shared Voting Power: 0(1)
	9	Sole Dispositive Power: 0
	10	Shared Dispositive Power: 0(1)
11	Aggregate Amount Beneficially Owned by Each Reporting Person 0(1)
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13	Percent of Class Represented by Amount in Row (11) 0% (1)(2)
14	Type of Reporting Person (See Instructions) IN

(1)	Memorial Resource Development LLC (“Memorial Resource”) holds 5,360,912 subordinated units representing limited partner interests in the Issuer, which may be converted into an equal number of common units subject to the terms and conditions of the Partnership Agreement (as defined herein). Memorial Resource is the indirect beneficial owner of the 0.1% general partner interest in the Issuer. Natural Gas Partners VIII, L.P. (“NGP VIII”), Natural Gas Partners IX, L.P. (“NGP IX”) and NGP IX Offshore Holdings, L.P. (“NGP IX Offshore”) own Memorial Resource and appoint all of the managers to the board of managers of Memorial Resource. NGP VIII, NGP IX and NGP IX Offshore may be deemed to share voting and dispositive power over the reported securities; thus, each may also be deemed to be the beneficial owner of the reported securities of Memorial Resource. Each of NGP VIII, NGP IX and NGP IX Offshore disclaims beneficial ownership of the reported securities in excess of such entity’s respective pecuniary interest in the securities. Kenneth A. Hersh, one of the directors of the Issuer’s general partner and who is an Authorized Member of the ultimate general partners of NGP VIII, NGP IX and NGP IX Offshore, may also be deemed to share the power to vote, or to direct the vote, and to dispose, or to direct the disposition, of those units.
(2)	See Item 5 for additional information.

EXPLANATORY NOTE

This Amendment No. 2 (this “Amendment”) to Schedule 13D filed on December 14, 2011, as previously amended (the “Schedule 13D”), with the Securities and Exchange Commission (the “Commission”) relates to the common units (“Common Units”) representing limited partner interests in Memorial Production Partners LP, a Delaware limited partnership (the “Issuer”). The Schedule 13D is hereby amended and supplemented by the Reporting Persons as set forth below in this Amendment (as amended and supplemented, this “Schedule 13D/A”). Unless set forth below, all previous Items of the Schedule 13D are unchanged. Capitalized terms used herein which are not defined herein have the meanings set forth in the Schedule 13D.

Item 1. Security and Issuer.

This Item 1 shall be deemed to amend and restate Item 1 in its entirety:

This Schedule 13D/A relates to the Common Units representing limited partner interests in the Issuer. The principal executive offices of the Issuer are located at 1301 McKinney, Suite 2100, Houston, Texas 77010. The total number of Common Units reported as beneficially owned in this Schedule 13D/A is 0. Certain of the Reporting Persons (defined below) beneficially own subordinated units in the Issuer, which are convertible on a one-to-one basis into Common Units as described in Item 6. The Common Units and subordinated units each represent limited partner interests in the Issuer.

Item 2. Identity and Background.

This Item 2(b) shall be deemed to amend and restate Item 2(b) in its entirety:

(b) The address of the principal business office of each of the Reporting Persons is as follows:

(i)	Memorial Resource	1301 McKinney, Suite 2100
Houston, Texas 77010

(ii)	NGP VIII	5221 N. O’Connor Blvd., Suite 1100
Irving, Texas 75039

(iii)	NGP IX	5221 N. O’Connor Blvd., Suite 1100
Irving, Texas 75039

(iv)	NGP IX Offshore	5221 N. O’Connor Blvd., Suite 1100
Irving, Texas 75039

(v)	General Partner	1301 McKinney, Suite 2100
Houston, Texas 77010

(vi)	Kenneth A. Hersh	5221 N. O’Connor Blvd., Suite 1100
Irving, Texas 75039

This Item 2 shall be deemed to amend and supplement Item 2:

Certain information required by this Item 2 concerning the executive officers, directors and managers of the Reporting Persons is set forth on Schedule A, attached hereto, which is incorporated herein by reference.

Item 4. Purpose of Transaction.

Item 4 is hereby amended and supplemented by the following:

On November 19, 2013, Memorial Resource, as the selling unitholder, the Issuer, Memorial Production Partners GP LLC and Memorial Production Operating LLC, entered into an underwriting agreement attached hereto as Exhibit H with Barclays Capital Inc. (the “Underwriter”), providing for the offer and sale by Memorial Resource (the “Secondary Offering”), and purchase by the Underwriter of 7,061,294 Common Units at a price of $19.12 per Common Unit. The Secondary Offering closed on November 22, 2013.

Pursuant to the Underwriting Agreement, Memorial Resource has entered into a lock-up agreement (the “Lock-up Agreement”) pursuant to which it has agreed with the Underwriter not to offer, sell, contract to sell, pledge or otherwise dispose of (or enter into any transaction which is designed to, or might reasonably be expected to, result in the disposition) any Common Units or securities convertible into or exchangeable for Common Units during the period from November 19, 2013 continuing through and including the date 45 days thereafter, except with the prior written consent of the Underwriter.

The foregoing descriptions of the Underwriting Agreement and the Lock-up Agreement do not purport to be complete and are qualified in their entirety by reference to the Underwriting Agreement, which is filed as Exhibit H hereto, and the form of Lock-up Agreement, which is included as Exhibit A to the Underwriting Agreement, and are incorporated herein by reference.

Except as set forth above in this Item 4, as amended and supplemented, the Reporting Persons have no present plans or proposals which would result in or relate to any of the transactions described in subparagraphs (a) through (i) of Item 4 of Schedule 13D.

Item 5. Interest in Securities of the Issuer.

Item 5 is hereby amended and restated by the following:

(a)-(b)

(i)	Memorial Resource does not beneficially own any Common Units. Its beneficial ownership (with respect to both voting and dispositive power) therefore constitutes 0.0% of the outstanding Common Units. Memorial Resource is the sole record owner of 5,360,912 subordinated units which are convertible into an equal number of Common Units upon satisfaction of the conditions in the Partnership Agreement. Memorial Resource is the indirect beneficial owner of the 0.1% general partner interest in the Issuer and incentive distribution rights in the Issuer by virtue of being the sole member of the General Partner.

(ii)	NGP VIII, NGP IX and NGP IX Offshore do not directly own any Common Units. NGP VIII, NGP IX and NGP IX Offshore own an approximate 50.3%, 47.3% and 2.4% interest, respectively, in Memorial Resource. By virtue of owning Memorial Resource, each of NGP VIII, NGP IX and NGP IX Offshore may be deemed to possess shared voting and dispositive powers with respect to those units held by Memorial Resource, representing 5,360,912 subordinated units.

(iii)	The General Partner does not directly own any Common Units. The General Partner may be deemed to beneficially own (i) the 0.1% general partner interest in the Issuer and (ii) the incentive distribution rights in the Issuer.

(iv)	Kenneth A. Hersh does not directly own any Common Units. Mr. Hersh is a member of the board of directors of the General Partner. Mr. Hersh is also an Authorized Member of the ultimate general partners of NGP VIII, NGP IX and NGP IX Offshore and thus may be deemed to possess shared voting and dispositive powers with respect those units held by Memorial Resource, representing 5,360,912 subordinated units that are attributable to NGP VIII, NGP IX and NGP IX Offshore.

The above Reporting Persons disclaim beneficial ownership of the reported securities except to the extent of their pecuniary interests therein, and this report shall not be deemed an admission that the reporting persons are the beneficial owner of the reported securities for purposes of Section 16 or for any other purpose.

(c) There have been no reportable transactions with respect to the Common Units within the last 60 days by the Reporting Persons except for the disposition of beneficial ownership of Common Units being reported on this Schedule 13D/A.

(d) The Reporting Persons have the right to receive distributions from, and the proceeds from the sale of, the respective Common Units reported by such persons on the cover pages of this Schedule 13D/A and in this Item 5. See Schedule A for the information applicable to the Listed Persons. Except for the foregoing and the cash distribution described in Item 6 below, no other person is known by the Reporting Persons to have the right to receive or the power to direct the receipt of distributions from, or the proceeds from the sale of, Common Units beneficially owned by the Reporting Persons or, to the Reporting Persons’ knowledge, the Listed Persons.

(e) The Reporting Persons are no longer beneficial owners of more than five percent of the outstanding Common Units.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

Item 6 is hereby amended and supplemented by the following:

In connection with the sale of 7,061,294 Common Units by Memorial Resource in the Secondary Offering described in Item 4 above, such Common Units are no longer pledged under the Credit Agreement.

Item 4 above summarizes certain provisions of the Underwriting Agreement and the Lock-up Agreement and is incorporated herein by reference. A copy of the Underwriting Agreement, which includes the form of Lock-up Agreement as Exhibit A thereto, is attached as Exhibit H hereto, and is incorporated by reference herein.

Item 7. Material to be filed as Exhibits.

Exhibit A	Joint Filing Agreement among the Reporting Persons, dated December 19, 2011 (filed as Exhibit A to Schedule 13D filed with the Commission on December 19, 2011)

Exhibit B	First Amended and Restated Agreement of Limited Partnership of Memorial Production Partners LP (attached as Exhibit 3.1 to the Issuer’s current report on Form 8-K (File No. 001-35364) filed with the Commission on December 15, 2011 and incorporated herein in its entirety by reference)

Exhibit C	Amended and Restated Limited Liability Company Agreement of Memorial Production Partners GP LLC (attached as Exhibit 3.2 to the Issuer’s current report on Form 8-K (File No. 001-35364) filed with the Commission on December 15, 2011 and incorporated herein in its entirety by reference)

Exhibit D	Contribution, Conveyance and Assumption Agreement by and among Memorial Resource Development LLC, BlueStone Natural Resources Holdings, LLC, BlueStone Natural Resources, LLC, Memorial Production Partners GP LLC, Memorial Production Partners LP, and Memorial Production Operating LLC (attached as Exhibit 10.4 to the Issuer’s current report on Form 8-K (File No. 001-35364) filed with the Commission on December 15, 2011 and incorporated herein in its entirety by reference)

Exhibit E	Purchase and Sale Agreement by and among Memorial Resource Development LLC, Classic Hydrocarbons Holdings, L.P., Classic Hydrocarbons Operating, LLC, Craton Energy Holdings III, LP, Memorial Production Partners GP LLC, Memorial Production Partners LP, and Memorial Production Operating LLC (attached as Exhibit 10.5 to the Issuer’s current report on Form 8-K (File No. 001-35364) filed with the Commission on December 15, 2011 and incorporated herein in its entirety by reference)

Exhibit F	Contribution, Conveyance and Assumption Agreement by and among Memorial Resource Development LLC, WHT Energy Partners LLC, Memorial Production Partners GP LLC, Memorial Production Partners LP, and Memorial Production Operating LLC (attached as Exhibit 10.6 to the Issuer’s current report on Form 8-K (File No. 001-35364) filed with the Commission on December 15, 2011 and incorporated herein in its entirety by reference)

Exhibit G	Credit Agreement, dated as of July 13, 2012, among Memorial Resource Development LLC, as Borrower, Wells Fargo Bank, National Association, as Administrative Agent, and the Lenders party thereto (filed as Exhibit G to Schedule 13D filed with the Commission on July 13, 2012)

Exhibit H	Underwriting Agreement, dated as of November 19, 2013, by and among Memorial Production Partners LP, Memorial Production Partners GP LLC, Memorial Production Operating LLC, Memorial Resource Development LLC and Barclays Capital Inc. as the underwriter named therein, including the form of Lock-up Agreement as Exhibit A (attached as Exhibit 1.1 to the Issuer’s current report on Form 8-K (File No. 001-35364) filed with the Commission on November 21, 2013 and incorporated herein in its entirety by reference)

Exhibit I	Third Amendment to Credit Agreement, dated as of November 1, 2013, among Memorial Resource Development LLC, as Borrower, Wells Fargo Bank, National Association, as Administrative Agent, and the Lenders party thereto (filed herewith)

SIGNATURES

After reasonable inquiry and to the best of each of the undersigned’s knowledge and belief, each of the undersigned hereby certifies that the information set forth in this statement is true, complete and correct.

Dated: November 22, 2013

MEMORIAL RESOURCE DEVELOPMENT LLC

By:	/s/ John A. Weinzierl
John A. Weinzierl
President and Chief Executive Officer

NATURAL GAS PARTNERS VIII, L.P.

By: G.F.W. Energy VIII, L.P., its general partner

By: GFW VIII, L.L.C., its general partner

By:	/s/Kenneth A. Hersh
Kenneth A. Hersh
Authorized Member

NATURAL GAS PARTNERS IX, L.P.

By: G.F.W. Energy IX, L.P., its general partner

By: GFW IX, L.L.C., its general partner

By:	/s/ Kenneth A. Hersh
Kenneth A. Hersh
Authorized Member

NGP IX OFFSHORE HOLDINGS, L.P.

By: G.F.W. Energy IX, L.P., its general partner

By: GFW IX, L.L.C., its general partner

By:	/s/ Kenneth A. Hersh
Kenneth A. Hersh
Authorized Member

MEMORIAL PRODUCTION PARTNERS GP LLC

By:	/s/ John A. Weinzierl
John A. Weinzierl President and Chief Executive Officer

/s/ Kenneth A. Hersh
Kenneth A. Hersh

Schedule A

This Schedule A shall be deemed to amend and restate Schedule A in its entirety:

The following individuals are members of the Authorized Members of GFW VIII, L.L.C., the sole member of G.F.W. Energy VIII, L.P., the general partner of Natural Gas Partners VIII, L.P.: Kenneth A. Hersh, William J. Quinn and David R. Albin. Such individuals expressly disclaim any such beneficial ownership of the Common Units. Each of these individuals is a citizen and resident of the United States of America. The business address of such individuals is c/o Natural Gas Partners VIII, L.P., 5221 N. O’Connor Blvd., Suite 1100, Irving, TX 75039.

The following individuals are members of the Authorized Members of GFW IX, L.L.C., the sole member of G.F.W. Energy IX, L.P., the general partner of Natural Gas Partners IX, L.P. and NGP IX Offshore Holdings, L.P.: Kenneth A. Hersh, William J. Quinn and David R. Albin. Such individuals expressly disclaim any such beneficial ownership of the Common Units. Each of these individuals is a citizen and resident of the United States of America. The business address of such individuals is c/o Natural Gas Partners IX, L.P., 5221 N. O’Connor Blvd., Suite 1100, Irving, TX 75039.

The following individuals are members of the board of managers of Memorial Resource Development LLC: John A. Weinzierl, Kenneth A. Hersh, Scott A. Gieselman and Tony R. Weber. The following individuals are officers of Memorial Resource Development LLC: John A. Weinzierl, Andrew J. Cozby, Patrick T. Nguyen, Kyle N. Roane, Gregory M. Robbins and Larry R. Forney. Such individuals expressly disclaim any such beneficial ownership of the Common Units. Each of these individuals is a citizen and resident of the United States of America. The business address of such individuals is c/o Memorial Resource Development LLC, 1301 McKinney, Suite 2100, Houston, TX 77010.

The following individuals are members of the board of directors of Memorial Production Partners GP LLC: John A. Weinzierl, Jonathan M. Clarkson, Kenneth A. Hersh, P. Michael Highum, Scott A. Gieselman, Tony R. Weber and Robert A. Innamorati. The following individuals are officers of Memorial Production Partners GP LLC: John A. Weinzierl, Andrew J. Cozby, Patrick T. Nguyen, Kyle N. Roane, Gregory M. Robbins and Larry R. Forney. Such individuals expressly disclaim any such beneficial ownership of the Common Units. Each of these individuals is a citizen and resident of the United States of America. The business address of such individuals is c/o Memorial Production Partners GP LLC, 1301 McKinney, Suite 2100, Houston, TX 77010.